HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations September 30, 2022 Expressed in US Dollars unless otherwise indicated

The following discussion is management's assessment and analysis of the results of operations, cash flows and financial condition of HIVE Blockchain Technologies Ltd. ("HIVE" or the "Company") on a consolidated basis for the three and six months ended September 30, 2022, and should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements and related notes for the three and six months ended September 30, 2022.  These documents and additional information regarding the business of the Company are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system maintained by the Securities and Exchange Commission (the "SEC") at www.sec.gov/EDGAR and the Company's website at www.hiveblockchain.com.  The preparation of financial data is in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and all figures are reported in United States dollars unless otherwise indicated.

This Management's Discussion & Analysis contains information up to and including November 14, 2022.

BUSINESS OVERVIEW

HIVE Blockchain Technologies Ltd. is a growth-oriented company listed on the TSX Venture Exchange ("TSXV") and the NASDAQ Capital Markets Exchange ("NASDAQ").  Because the Company substantially holds the Bitcoin and monitizes Ethereum that it derives from its mining operations, we view the Company as a bridge from the blockchain sector to traditional capital markets.  HIVE operates state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland.  These facilities mainly produce newly minted Bitcoin and Ethereum continuously in the cloud.  Our cryptocurrency assets provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto coins.  HIVE's cryptocurrency mining operations are powered by green energy, sourced primarily from renewable hydroelectric or geothermal energy.

Our major data centres are: 1) A Bitcoin mining operation at a facility in New Brunswick, Canada that we own, currently equipped with approximately 17,300 new generation ASIC mining rigs with an aggregate operating hash rate of approximately 1,480 PH/s, utilizing approximately 60MW of power capacity; 2) A Bitcoin mining operation at a leased facility in Quebec, Canada, currently equipped with approximately 7,100 new generation ASIC mining rigs with an aggregate operating hash rate of approximately 530 Peta hashes per second (PH/s), utilizing approximately 27 megawatts (MW) power but with available power capacity of 30MW; 3) In Sweden, a leased facility equipped with power capacity of 32MW, of which 25MW are GPUs which produce approximately 350 PH/s of Bitcoin mining capacity, 5.5MW are ASICs which produce 130 PH/s of Bitcoin mining capacity and the remainder is cooling and operations.  In north Sweden there is an additional 4MW data center HIVE operates which produces approximately 60 PH/s. In Iceland HIVE has a 5MW hosted data center which produces 110 PH/s and another 5MW hosted facility which produce 101 PH/s.  All the mining power is being utilized by HIVE to generate mining rewards that are paid in Bitcoin and Ethereum and that we generally retain in secure storage.  We have not pledged or staked our BTC or ETH as collateral against debt or other obligations of any kind, although we may consider a limited debt financing in the future if terms are favourable.

The Company recognizes revenue from the provision of transaction verification services, known as 'cryptocurrency mining', for which the Company receives digital currencies and records them at their fair value on the date received.

Q2 Quarterly Summary - September 30, 2022

  Generated revenue of $29.6 million, with a gross mining margin1  of $15.9 million
  Mined 858 Bitcoin and 7,309 Ethereum during the three-month period ended September 30, 2022
  Net loss before tax of $37.2 million for the three-month period
  Increased working capital by $3.3 million during the three-month period ended September 30, 2022
  Digital currency assets of $64.9 million, as at September 30, 2022
  Impairment on miner equipment of $26.2 million during the three-month period ended September 30, 2022

____________________________________

1 Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" below.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations September 30, 2022 Expressed in US Dollars unless otherwise indicated

The Company is a reporting issuer in each of the Provinces and Territories of Canada and is a reporting issuer under the Securities Exchange Act of 1934 in the United States.  The Company's shares are listed for trading on the TSXV, under the symbol "HIVE.V", as well as on the NASDAQ Capital Market under "HIVE" and on the Open Market of the Frankfurt Stock Exchange under the symbol "HBFA.F". The Company's head office is located at Suite 855, 789 West Pender Street, Vancouver, BC, V6C 1H2, and the Company's registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

DEFINED TERMS

ASIC:

An ASIC (application-specific integrated circuit) is a microchip designed for a special application, such as a particular kind of transmission protocol or a hand-held computer.  In the context of digital currency mining ASICs have been designed to solve specific hashing algorithms efficiently, including for Bitcoin mining.

Bitcoin or BTC:

Bitcoin refers to the native token of the Bitcoin network which utilizes the SHA-256 algorithm. Bitcoin is a peer-to-peer payment system and the digital currency of the same name which uses open source cryptography to control the creation and transfer of such digital currency.

Bitcoin Network:	The network of computers running the software protocol underlying Bitcoin and which network maintains the database of Bitcoin ownership and facilitates the transfer of Bitcoin among parties.
Blockchain:

A Blockchain is an immutable, decentralized public transaction ledger which records transactions, such as financial transactions in cryptocurrency, in chronological order. Bitcoin and Ethereum are the largest examples of a public blockchain.

Ether or ETH or Ethereum:

Ether, ETH or Ethereum refers to the native token of the Ethereum Network which utilizes the ethash algorithm. Ethereum is a global, open-source platform for decentralized applications. Ethereum, ETH and Ether are used interchangeably to refer to the cryptocurrency.

Ethereum Classic:	Ethereum Classic refers to the native token of the Ethereum Classic Network.
GPU:	A GPU or Graphics Processing Unit, is a programmable logic chip (processor) specialized for display functions. GPUs have proven to be efficient at solving digital currency hashing algorithms.
Hashrate:	Hashrate is a measure of mining power whereby the expected revenue from mining is directly proportional to a miner's hashrate normalized by the total hashrate of the network.
Mining:

Mining refers to the provision of computing capacity (or hashing power) to secure a distributed network by creating, verifying, publishing and propagating blocks in the blockchain in exchange for rewards and fees denominated in the native token of that network (i.e. Bitcoin or Ethereum, as applicable) for each block generated.

Network Difficulty:	Network difficulty is a measure of how difficult it is to find a hash below a given target.
Proof of Work:

Under proof of work consensus, miners performing computational work on the network update the ledger; miners are incentivized to protect the network and put forth valid transactions because they must invest in hardware and electricity for the opportunity to mine coins on the network.  The success of a miner's business relies on the value of the currency remaining above the cost to create a coin.

Proof of Stake:

Under proof of stake consensus stakers who have sufficiently large coin balances 'staked' on the network update the ledger; stakers are incentivized to protect the network and put forth valid transactions because they are heavily invested in the network's currency.

Revaluation of Digital Currencies:	Refers to the recognition of fair value adjustments to digital currency holdings based on available market prices at a point in time.
SHA-256:

SHA-256 is a cryptographic Hash Algorithm.  A cryptographic hash is a kind of 'signature' for a text or a data file.  SHA-256 generates an almost-unique 256-bit (32-byte) signature for a text.  The most well-known cryptocurrencies that utilize the SHA-256 algorithm are Bitcoin and Bitcoin Cash.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations September 30, 2022 Expressed in US Dollars unless otherwise indicated

OUTLOOK

Operations

In addition to our crypto-currency mining operations, the Company has continued its efforts to upgrade and expand its facilities to enable HIVE to offer High Performance Computing to companies in the gaming, artificial intelligence and graphics rendering industries.

COVID-19 and Upgrade Program

As it relates to the continuing impact from the COVID-19 virus, HIVE has enacted various measures to protect its employees and partners and prevent disruption to operations because of COVID-19, in alignment with local governments as well as national and international agency recommendations.  These include ceasing non-essential travel and having employees work remotely.  The Company has reduced staff on site at its locations through aggressive work at home policies; however, the Company has been able to maintain normal uptime of its cryptocurrency mining operations and its data centres and its supply chain continues to operate with only minimal disruption. The Company operates with a lean administrative structure and has few employees, as cryptocurrency mining is not a human capital-intensive industry. The Company's data centres are located in sparsely populated areas near the Arctic Circle in Europe, in rural Quebec and in New Brunswick near the border of Maine.  Most management operations can be accomplished remotely, and any necessary equipment maintenance can be achieved by minimal staff utilizing personal protective equipment and maintaining physical distancing.  Despite the preventative measures undertaken, the Company continues to be at risk of operational inefficiencies directly related to COVID-19 because of difficulties in the mobility of the Company's technical employees within Europe.  These mobility issues have alleviated somewhat over the past 6 months but continue to be present.  The Company continues to caution that current global uncertainty with respect to the spread of the COVID-19 virus and emerging variants and its effect on the broader global economy may have a significant negative effect on the Company.  While the precise impact of the COVID-19 virus on the Company remains unknown, the rapid spread of the COVID-19 virus and its variants may have a material adverse effect on global economic activity and can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

The negative impact on the global supply chain related to the COVID-19 pandemic has continued to present challenges including increased shipping costs and obtaining equipment from China on a timely basis.  The Company faces uncertainty in the availability of equipment from suppliers as it relates to the Company's ASIC equipment.  These continuing challenges are not just impacting our operations but are impacting all industries.  In addition, the cost of air and sea freight have surged over 100%.  The chip shortage, high shipping costs, and challenging logistical processes are global issues associated with the COVID-19 pandemic.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations September 30, 2022 Expressed in US Dollars unless otherwise indicated

Ethereum Mining Industry Revenues of U.S. dollars per Day for each 1 Megahash per second of computing power;

August 1, 2021 - September 15, 2022

Source: bitinfocharts.com

  Ethereum mining with proof of work consensus ceased as of September 15th 2022 , when the "Merge" took place and Ethereum shifted to proof of stake consensus, thereby no further revenues from Ethereum mining would be available. Leading up to this date, Ethereum mining economics were consistent between the $0.02 per Megahash per day to $0.03 cents per Megahash per day range. Since then our GPU's have been repurposed to use a unique algorithm to optimize profitability in mining altcoins, however getting paid out in Bitcoin . Since the Ethereum merge, the Company's GPU fleet has been producing an equivalent of 350 PH/s to 400 PH/s Bitcoin mining capacity. This is in addition to the Bitcoin mining capacity from HIVE's ASIC fleet. Therefore approximately 25 megawatts of HIVE's operating capacity of GPU mining has been receiving payout in Bitcoin.
  Ethereum mining economics have rebounded in August, outperforming Bitcoin. The Company notes the Ethereum mining floor was 1.5 cents per MH/s per day in late June 2022 and have since rebounded to almost 3 cents per MH/s per day, approximately a 90% recovery in Ethereum hashrate economics. This was driven by a substantial difficulty drop of approximately 10% at the end of June 2022, and more recently in late July and August, a rally in Ethereum price in the $1,500 to $1,900 range. The Company's Ethereum mining operations realized greater profitability as a result, until September 15, 2022 when Ethereum mining ceased.
  Using the optimization algorithm, HIVE is able to more profitably mined with its GPU fleet, than if it was only mining a single coin for example Ethereum Classic. The assortment of coins which HIVE mines using its GPU fleet varies with time and it's done on the basis profit optimization, and thus as a result of the Company's technical advancements provides HIVE a competitive edge in generating revenue from GPU operations.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations September 30, 2022 Expressed in US Dollars unless otherwise indicated

Bitcoin Mining Industry Revenues of U.S. dollars per Day for each 1 Terahash per second of computing power:

August 1, 2021 - November 7, 2022

Source: bitinfocharts.com

  After June 2022, we have seen Bitcoin price fall into the $20,000 range, fluctuating between $18,000 to $24,000 throughout July and August 2022. Difficulty has adjusted accordingly, as the reduction in Bitcoin price meant the mining margins for some miners became unprofitable, and accordingly they would have shut down their operations, thus lowering the network hashrate, thus lowering the network difficulty. As such, this has had a stabilizing effect on the Bitcoin hashprice, as we have seen a floor around 7-8 cents per TH/s per day. This reflects the fundamental hashrate economy, whereby, through variance in either Bitcoin price or Difficulty, we see that the hashprice never goes below 7 cents per TH/s per day, and in fact even if we go back 3 years, and study the crypto bear markets, most notably during 2020 where the market crash from COVID and also the post-halving bear market (where block rewards were halved but Bitcoin price had not rallied yet), we still saw the 7 cent per TH/s per day floor. Currently hashrate economics have recovered to above the 10 cent per TH/s per day levels. As evidenced by HIVE's gross mining margins, the Company is still able to mine profitably during these periods.
  However in September 2022 we saw hash price reduced to approximately $0.08 for terahash per day, and since then in October this was approximately $0.07 per terahash per day. This is a result of Bitcoin price staying under the $20,000 range, while the difficulty has increased 20% since early September, and has maintained these levels despite Bitcoin price seeing the $17,000 range.
  As the date of writing, with volatility of Bitcoin price, as low as $16,500 USD we are currently seeing Bitcoin mining hash price as low as $0.05 per terahash per day. With newer generation machines operating with greater efficiency, the break even operating cost for miners depends on electricity price as well as machine efficiency. For example an ASIC miner that has an efficiency of 30 Joules per Terahash, at current difficulty and a Bitcoin price of $16,500 USD , would generate mining revenues of $0.08 per kWh approximately. Therefore as long as the operating costs of a miner are below $0.08 per kWh they can continue to mine . If a miner has an ASIC with an efficiency of 40 joules per terahash, current difficulty and a Bitcoin price of $16,500, this would generate revenues of $0.06 per kWh approximately . Therefore as long as the operating costs of a miner in this example are below $0.06 per kWh they can continue to mine . When there is enough downward pressure on profitability, miners with higher electricity or operating costs and/or miners operating machines with lower efficiency with a higher breakeven price, will be not be able to operate profitably, and these miners pause their operations, then the network hash rate will decrease and the difficulty will decrease. This will in turn improve Bitcoin mining economics however until that downward pressure is realized Bitcoin mining difficulty will remain at these levels, and gross mining margins will be smaller across the industry with Bitcoin at current prices.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations September 30, 2022 Expressed in US Dollars unless otherwise indicated

Industry subject to evolving regulatory and tax landscape

Both the regulatory and tax landscape for digital companies is evolving.  The changing regulatory landscape applies to sectors that are based on blockchain, distributed ledger, technology and the mining, the use, sale and holding of tokens, or digital currencies, and the blockchain technology networks that support them.

Operating in an emerging industry, the Company must adapt to significant changes in regulatory, tax and industry rules and guidelines and obtain regulatory and tax advice from external global experts.  In addition, regulations and the rules, rates, interpretations, and practices related to taxes, including consumption taxes such as value added taxes (VAT), are constantly changing.

The Company's headquarters are in Vancouver, British Columbia, Canada and as such the Company is subject to the jurisdiction of the laws of the Province of British Columbia and the federal laws of Canada.  The Company intends to manage its data centres and trading operations from Bermuda in order to simplify tax expectations and extend its eligible trading window for its cryptocurrencies, as Bermuda is under the Atlantic Standard Time zone.

However, the Company also has assets in a variety of other countries and is subject to changes in political conditions and regulations within these markets.  Changes, if any, in policies or shifts in political attitude could adversely affect the Company's operations or profitability.

Operations may be affected in varying degrees by government regulations and decisions with respect to, but not limited to, restrictions on price controls, currency remittance, income and consumption taxes, foreign investment, maintenance of claims, environmental legislation, land use, electricity use and safety. Additionally, cryptocurrency prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond the Company's control, including hacking, demand, inflation, and expectations with respect to the rate of inflation, global or regional political or economic events.

On-going and future regulatory or tax changes, actions or decisions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company's operations. The effect of any future regulatory change on the Company or any cryptocurrency that the Company may mine is impossible to predict, but such change could be substantial and adverse to the Company.

For example, governments may in the future curtail or outlaw the acquisition, use or redemption of cryptocurrencies.  Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation or prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency.  By extension, similar actions by other governments, may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the Company's common shares.  Such a restriction could result in the Company liquidating its cryptocurrency inventory at unfavorable prices and may adversely affect the Company's shareholders.

The Company believes the present attitude to blockchain technology, and the digital currency mining industry is increasingly favourable in many countries, but conditions may change.  Operations may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, foreign exchange controls, income and other taxes, and environmental legislation.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations September 30, 2022 Expressed in US Dollars unless otherwise indicated

INTEL SUPPLY AGREEMENT

On March 7, 2022, the Company entered into a Supply Agreement with Intel Corporation for the purchase of its new generation of application specific integrated circuits ("ASICs") designed specifically for processing SHA-256 cryptographic hash functions and associated software, known as Intel's "Blockscale".

The Company has also entered into a manufacturing agreement with an ODM (original design manufacturer) that has expertise in electronics manufacturing and experience manufacturing integrated systems for Intel.  The ODM will integrate Intel's Blockscale ASICs into an air-cooled Bitcoin mining system.  The Company's engineering team will draw on its expertise in hardware and software implementation and will work closely with Intel and the ODM partner on the systems integration.  These miners are expected to be delivered over a period of one year starting in the second half of calendar year 2022, the effect of which, when installed, would be an expected increase of over 1 Exahash per second of Bitcoin mining hashrate.  This target reflects a revised hashrate from previous estimates, as the Company has adjusted capital allocation targets for the interim period, focusing on near term growth.

GPU ATLANTIC ACQUISITION

On April 15, 2021, the Company completed the acquisition of 100% of the common shares of GPU Atlantic.  In consideration for 100% of GPU Atlantic, the Company paid total consideration of 1,000,000 common shares on closing valued at a total of $18.6 million (C$23.7 million).  200,000 of the common shares were allocated to a holdback subject to an earn-out payable upon meeting certain earn-out conditions.  All 200,000 common shares allocated to the holdback were issued as March 31, 2022.

As part of the acquisition agreement, the Company agreed to spend C$6,000,000 on construction and development at the data centre campus owned by GPU Atlantic.  The Company has fulfilled this spend commitment.

GPU Atlantic has a 50-megawatt data centre campus located in New Brunswick, Canada.

Current assets	$671,709
Plant and equipment	12,898,994
Land	662,910
Building	4,576,290
Sales taxes refunds	75,780
Intangible assets*	696,192
Goodwill**	13,154,585
Accounts payable	(3,198,591)
Long-term debt	(10,978,065)
Net Assets Acquired	$18,559,804

Consideration paid	Contingent to April 15, 2021	Closing to March 31, 2022
Closing common shares - 800,000	15,174,278	15,174,278
Milestone common shares - 200,000	3,385,526	2,017,054
Total consideration	$18,559,804	$17,191,332

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations September 30, 2022 Expressed in US Dollars unless otherwise indicated

As part of the transaction, the Company also acquired a $10,978,065 (C$13,639,249) term loan included in the long-term debt acquired.

* Intangible asset represent an internally generated mining monitoring, tracking and generating software.

** Goodwill represents expected synergies, future income growth potential, and other intangibles that do not qualify for separate recognition. None of the goodwill arising on the acquisition is expected to be deductible for tax purposes. At the year ended March 31, 2022, the goodwill was fully impaired.

The purchase price allocation for acquisitions reflects various fair value estimates which are subject to change within the measurement period. The primary areas of purchase price allocation that are subject to change relate to the fair values of certain tangible assets, the valuation of identifiable intangible assets acquired, and residual goodwill. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company's consolidated financial statements and, depending on the nature of the adjustments, other periods after the period of acquisition could also be affected.

INVESTMENT IN VALOR

On April 21, 2021, the Company completed a share swap transaction with Valor Inc. ("Valor") (formerly DeFi Technologies Inc.), pursuant to which HIVE received 10,000,000 common shares of Valor, in exchange for 800,000 common shares of the Company, valued at C$16.0 million.

CONVERTIBLE DEBENTURE

On January 12, 2021, the Company closed its non-brokered private placement of unsecured debentures (the "Debentures"), for aggregate gross proceeds of $15,000,000 with U.S. Global Investors, Inc. ("U.S. Global").  The Executive Chairman of the Company is a director, officer and controlling shareholder of U.S. Global.

The Debentures will mature on the date that is 60 months from the date of issuance, bearing interest at a rate of 8% per annum.  The Debentures will be issued at par, with each Debenture being redeemable by HIVE at any time, and convertible at the option of the holder into common shares (each, a "Share") in the capital of the Company at a conversion price of C$15.00 per Share.  Interest will be payable monthly, and principal will be payable quarterly.  In addition, U.S. Global will be issued 5 million common share purchase warrants (the "January 2021 Warrants").  Each five whole January 2021 Warrants will entitle U.S. Global to acquire one common at an exercise price of C$15.00 per Share for a period of three years from closing.  The Company has been paying down this debt on a quarterly basis and the total debt as of period end is $9.8 million.

AT-THE-MARKET EQUITY PROGRAM

On February 2, 2021, the Company entered into an equity distribution agreement ("Equity Distribution Agreement") with Canaccord Genuity Corp.  Under the Equity Distribution Agreement, the Company was provided the option to sell up to US$100 million of common shares in the capital of the Company at their discretion (the "ATM Equity Program").  The termination of the ATM Equity Program was effective as of March 8, 2022.

For the year ended March 31, 2022, the Company issued 2,174,500 common shares (the "ATM Shares") pursuant to the ATM Equity Program for proceeds of C$43,588,175 ($34,956,134).  The ATM Shares were sold at prevailing market prices, for an average price per ATM Share of C$19.44.  Pursuant to the Equity Distribution Agreement associated with the Equity Distribution Agreement, a cash commission of $1,048,683 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the Equity Distribution Agreement.

The Company used the net proceeds from the Equity Distribution Agreement for the purchase of data centre equipment, strategic investments especially in building our BTC assets on our balance sheet and ended the year ended March 31, 2022 with 2,596 BTC, and general working capital.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations September 30, 2022 Expressed in US Dollars unless otherwise indicated

On September 2, 2022, the Company entered into an equity distribution agreement ("2022 Equity Distribution Agreement") with H.C. Wainwright & Co., LLC. Under the 2022 Equity Distribution Agreement, the Company was provided the option to sell up to US$100 million of common shares in the capital of the Company at their discretion (the "2022 ATM Equity Program").

For the period ended September 30, 2022, the Company issued 198,058 common shares (the "2022 ATM Shares") pursuant to the 2022 ATM Equity Program for gross proceeds of $788,977 of which $342,333 are subscription receivables.  The 2022 ATM Shares were sold at prevailing market prices, for an average price per ATM Share of C$3.95.  Pursuant to the 2022 Equity Distribution Agreement, a cash commission of $24,220 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the 2022 Equity Distribution Agreement.

The Company is using the net proceeds from the 2022 Equity Distribution Agreement for the purchase of data centre equipment, strategic investments especially in building our BTC assets on our balance sheet and ended the period ended September 30, 2022 with 3,342 BTC, and general working capital.

BOUGHT-DEAL PRIVATE PLACEMENT

On November 30, 2021, the Company completed an agreement with Stifel GMP as lead underwriter and sole bookrunner to include a syndicate of underwriters (the "Underwriters"), whereby the Underwriters agreed to purchase, on a bought-deal basis, 3,834,100 special warrants of the Company (the "Special Warrants") at a price of C$30.00 per Special Warrant for aggregate gross proceeds to the Company of C$115,023,000 (the "Offering").

On January 11, 2022, each Special Warrant was deemed to be converted into one Unit comprised of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant being a "January 2022 Warrant").  Each January 2022 Warrant is exercisable for one share on or before May 30, 2024, at an exercise price of C$30.00 per Share.  The funds were used to expand our BTC production and data center build out.

BOREALIS HOSTING AGREEMENT

On November 25th, 2021, HIVE Blockchain Iceland ehf entered into a service agreement with Borealis Data Park ehf, for the hosting of equipment in Iceland. The agreement enables the hosting of approximately 1,200 new generation Bitcoin miners, or 4.5 MW of capacity, over a period of 36 months, using green energy.  The completion of the Borealis facility, and subsequent installation of HIVE ASIC miners, resulted in the hashrate coming online in March 2022.

SHARE CONSOLIDATION

On May 24, 2022, the Company underwent a consolidation of the Common Shares (the "Consolidation") on the basis of five pre-consolidation Common Shares for one post-consolidation Common Share.  Unless otherwise stated, all references to Common Shares in this MD&A are to post-Consolidation Common Shares

CONSOLIDATED RESULTS OF OPERATIONS

Below is an analysis of the Company's revenue and gross mining margin:

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations September 30, 2022 Expressed in US Dollars unless otherwise indicated

	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
				Restated	Restated

Revenue	$29,596,579	$44,178,526	$49,783,515	$68,844,789	$53,573,052

Operating and maintenance	(13,656,022)	(17,161,751)	(26,910,860)	(6,526,317)	(7,593,349)
Depreciation	(24,322,657)	(25,752,181)	(35,503,723)	(14,992,288)	(9,626,529)
	(8,382,100)	1,264,594	(12,631,068)	47,326,184	36,353,174

Gross mining margin	15,940,557	27,016,775	22,872,655	62,318,472	45,979,703
Gross mining margin % (1)	54%	61%	46%	91%	86%
Gross margin %	(28%)	3%	(25%)	69%	68%

Revaluation of digital currencies (2)	(2,355,177)	(72,154,408)	1,082,011	(1,083,669)	1,702,190
Gain (loss) on sale of digital currencies	13,780	(83,585)	(30,908)	(7,061)	7,782

Share based compensation	(1,947,912)	(953,362)	(1,279,573)	(1,672,614)	(1,478,637)
General expenses	(3,235,958)	(3,365,316)	(4,313,365)	(2,862,011)	(2,050,097)
Foreign exchange gain (loss)	7,091,390	(3,656,510)	6,333,881	(1,676,763)	(1,888,166)
Impairment of goodwill and intangibles	-	-	(13,330,029)	-	-
Impairment of miner equipment	(26,236,544)	(6,336,558)	-	-	-
Impairment of equipment deposits	-	(4,678,000)	-	-	-
Gain on sale of mining assets	15,401	-	2,206,531	-	-
Unrealized (loss) gain on investments	(1,000,600)	(8,683,081)	(13,073,179)	11,875,641	6,168,239
Change in fair value of derivative liability	(192,150)	4,371,195	3,812,361	590,837	914,392
Change in fair value of escrow share liability	-	-	404,489	40,193	86,764

Gain on sale of subsidiary	-	-	-	-	-
Finance expense	(938,697)	(989,514)	(736,835)	(1,338,151)	(888,075)
Tax recovery (expense)	131,000	-	(2,416,000)	-	-
Net (loss) income from continuing operations	$(37,037,567)	$(95,264,545)	$(33,971,684)	$51,192,586	$38,927,566

EBITDA (1)	$(11,907,213)	$(68,522,850)	$4,684,874	$67,523,025	$49,442,170
Adjusted EBITDA (1)	$18,809,169	$11,228,283	$11,789,084	$69,648,278	$48,217,461

(1) Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" below.

(2) Revaluation is calculated as the change in value (gain or loss) on the coin inventory.  When coins are sold, the net difference between the proceeds and the carrying value of the digital currency (including the revaluation), is recorded as a gain (loss) on the sale of digital currencies

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations September 30, 2022 Expressed in US Dollars unless otherwise indicated

Revenue

For the six-month period ended September 30, 2022, revenue was $73.8 million, a decrease of approximately 18% from the prior period.  The decrease was primarily due to a decrease in cryptocurrency prices during the current period compared to the prior period.

Gross Mining Margin and Gross Mining Margin %

For the six-month period ended September 30, 2022, HIVE's gross mining margin percentage was 58% compared to 85% for the prior year.

The Company's gross mining margin from digital currency mining is partially dependent on various external network factors including mining difficulty, the amount of digital currency rewards and fees it receives for mining, and the market price of the digital currencies at the time of mining.  The highest gross margins were in mining ETH.

The average monthly Ethereum market data from April 2022 to September 2022 was as follows:

	April	May	June	July	August	September	Average
Ethereum	2022	2022	2022	2022	2022	2022	YTD F2023
Average price	$3,097	$2,188	$1,383	$1,359	$1,699	$1,484	$1,869
Average daily total miner revenue in ETH, i.e. fees plus newly minted coins	18,876	20,566	16,764	16,172	15,007	6,947	15,722
Average daily hashrate	1,039,778	1,085,566	998,432	922,489	928,256	437,672	902,032

Sources: Coinmarketcap.com, Glassnode.com, Etherscan.io

The average monthly Ethereum market data from April 2021 to March 2022 was as follows:

	April	May	June	July	August	September
Ethereum	2021	2021	2021	2021	2021	2021
Average price	$2,298	$3,141	$2,336	$2,131	$3,098	$3,337
Average daily total miner revenue in ETH, i.e. fees plus newly minted coins	24,047	23,012	15,813	16,334	20,527	24,039
Average daily hashrate	529,139	604,692	559,149	521,910	615,597	699,841

	October	November	December	January	February	March	Average
Ethereum	2021	2021	2021	2022	2022	2022	F2022
Average price	$3,819	$4,434	$4,045	$3,055	$2,868	$2,863	$3,119
Average daily total miner revenue in ETH, i.e. fees plus newly minted coins	24,286	26,985	22,575	27,798	22,344	18,226	22,166
Average daily hashrate	755,796	841,066	914,570	971,448	1,007,127	1,008,990	752,444

Sources: Coinmarketcap.com, Glassnode.com, Etherscan.io

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations September 30, 2022 Expressed in US Dollars unless otherwise indicated

For reference, the following chart shows Ethereum price vs Ethereum miners' revenues in Ether block rewards and transaction fees vs network hash rate* for the 24-month period from October 2020 to September 2022:

Source: Glassnode.com

* Network Hash rate - The historical measure of the processing power of the Ethereum network.

The average monthly Bitcoin market data from April 2022 to September 2022 was as follows:

	April	May	June	July	August	September	Average
Bitcoin	2022	2022	2022	2022	2022	2022	YTD F2023
Average price	$41,435	$31,713	$24,384	$21,539	$22,366	$19,805	$26,874
Average daily total miner revenue in BTC, i.e. fees plus newly minted coins	931	919	911	893	950	926	922
Average daily difficulty (in millions)	28,561,641	30,502,528	29,992,443	28,752,118	28,365,699	31,533,645	29,618,013

Sources: Coinmarketcap.com, Glassnode.com, Blockchain.com

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations September 30, 2022 Expressed in US Dollars unless otherwise indicated

The average monthly Bitcoin market data from April 2021 to March 2022 was as follows:

	April	May	June	July	August	September
Bitcoin	2021	2021	2021	2021	2021	2021
Average price	$57,207	$46,443	$35,845	$34,445	$45,709	$45,940
Average daily total miner revenue in BTC, i.e. fees plus newly minted coins	994	978	776	907	990	947
Average daily difficulty (in millions)	23,317,563	23,162,908	20,408,893	14,471,974	15,565,176	18,410,092

	October	November	December	January	February	March	Average
Bitcoin	2021	2021	2021	2022	2022	2022	F2022
Average price	$57,912	$60,621	$49,263	$41,114	$40,763	$41,966	$46,436
Average daily total miner revenue in BTC, i.e. fees plus newly minted coins	959	925	938	950	926	927	935
Average daily difficulty (in millions)	19,864,683	22,196,881	23,588,402	25,144,523	27,209,429	27,569,750	21,742,523

Sources: Coinmarketcap.com, Glassnode.com, Blockchain.com

For reference, the following chart shows Bitcoin price vs Bitcoin miners' revenues (in Bitcoin block rewards and transaction fees) vs block difficulty* for the 24-month period from October 2020 to September 2022:

Source: Glassnode.com

* Block Difficulty - A relative measure of how difficult it is to find a new block. The difficulty is adjusted periodically as a function of how much hashing power has been deployed by the network of miners.

The block reward is how new bitcoin is "minted" or brought into the economy. These rewards, which started at 50 Bitcoin at inception of the network in 2009, halve every 210,000 blocks, with the halving that occurred on May 11, 2020, resulting in a reward of 6.25 Bitcoin per block vs 12.5 immediately prior to the halving.  The next halving which will reduce the reward to 3.125 Bitcoin per block is currently projected to happen in April or May 2024.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations September 30, 2022 Expressed in US Dollars unless otherwise indicated

Total Assets

Total assets decreased to $278.4 million as at September 30, 2022 from $452.3 million at March 31, 2022, primarily due to the decrease in digital currencies by $105 million, decrease in investments by $10.5 million, decrease in long-term deposits by $13.9 million, a decrease in a right of use assets by $2.7 million, and a decrease of $45.5 million in plant property and equipment, offset by an increase in cash by $2.8 million, and an increase in amounts receivable and prepaids by $1.2 million.

The significant assets consisted of cash of $8.1 million, amounts receivable and prepaids of $9.2 million, investments of $6.5 million, digital currencies of $64.9 million, data centre equipment of $132.0 million, long-term receivable of $1.8 million, long term deposits of $45.8 million, and right of use assets of $9.9 million.

Total Liabilities

Total liabilities decreased to $49.9 million as at September 30, 2022 from $63.2 million as of March 31, 2022, primarily due to the decrease in accounts payable and accrued liabilities by $2 million, decrease in convertible loans by $4.6 million, decrease in term loan payable by $1.5 million, decrease in loans payable by $2.4 million, decrease in lease liability by $2.6 million, decrease in deferred tax liability of $1.5 million offset by the increase in income tax liability by $1.3 million.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2022

During the three-month period ended September 30, 2022, the Company recorded net loss before tax of $37.2 million (Q2 F2021 - net income of $38.9 million).

Revenue:

  Revenue of $29.6 million, including the mining of 7,309 Ethereum and 858 Bitcoin.

Operating expenses:

  Operating and maintenance costs were $13.7 million consisting of fees paid to suppliers including local electricity providers, as well as service provider Blockbase Consulting GmbH ("Blockbase"), and includes electricity, daily monitoring and maintenance and all other costs directly related to the maintenance and operation of the data centre equipment; and
  Depreciation for the quarter of $24.3 million related to the Company's data centre equipment and right of use assets.

Gain on sale of digital currencies:

  The Company sold digital currencies and received proceeds of $37.3 million during the three-month period ended September 30, 2022; the Company recognized a gain on sale of $3.5 million in relation to the sale of digital currencies with a cost base of $33.8 million.

Revaluation of digital currencies:

  The Company recorded a loss of $2.4 million related to the quarterly revaluation of its portfolio of digital currencies.

Other items:

  Share based compensation expense of $1.9 million in relation to the options and restricted share units vested in the period;
  Foreign exchange gain of $7.1 million;
  General and administrative expense of $3.2 million;
  Unrealized loss on investments of $1.0 million;
  Change in fair value of derivative liability of $0.2 million;
  Impairment of mining equipment of $26.2 million; and
  Finance expense of $0.9 million.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations September 30, 2022 Expressed in US Dollars unless otherwise indicated

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022

During the six-month period ended September 30, 2022, the Company recorded net loss before tax of $132.4 million (F2021 -$62.4 million).

Revenue:

  Revenue of $73.8 million, including the mining of 14,984 Ethereum and 1,679 Bitcoin.

Operating expenses:

  Operating and maintenance costs were $30.8 million consisting of fees paid to suppliers including local electricity providers, as well as service provider Blockbase Consulting GmbH ("Blockbase"), and includes electricity, daily monitoring and maintenance and all other costs directly related to the maintenance and operation of the data centre equipment; and
  Depreciation for the quarter of $50.1 million related to the Company's data centre equipment and right of use assets.

Gain on sale of digital currencies:

  The Company sold digital currencies and received proceeds of $71.8 million during the six-month period ended September 30, 2022; the Company recognized a loss on sale of $18.8 million in relation to the sale of digital currencies with a cost base of $90.6 million.

Revaluation of digital currencies:

  The Company recorded a loss of $74.5 million related to the quarterly revaluation of its portfolio of digital currencies.

Other items:

  Share based compensation expense of $2.9 million in relation to the options and restricted share units vested in the period;
  Foreign exchange gain of $3.4 million;
  General and administrative expense of $6.6 million;
  Unrealized loss on investments of $9.7 million;
  Change in fair value of derivative liability of $4.2 million;
  Impairment of miner equipment of $32.6 million;
  Impairment of equipment deposits of $4.7 million; and
  Finance expense of $1.9 million.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations September 30, 2022 Expressed in US Dollars unless otherwise indicated

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

During the three-month period ended September 30, 2021, the Company recorded net income before tax of $38.9 million (Q2 F2021 - $9.2 million).

Revenue:

  Revenue of $52.6 million from the mining of digital currencies, including 8,688 Ethereum and 656 Bitcoin; and
  Hosting revenue of $1.0 million earned from the hosting of ASIC miners for clients.

Operating expenses:

  Operating and maintenance costs were $7.6 million consisting of fees paid to suppliers including local electricity providers, as well as service provider Blockbase, and includes electricity, daily monitoring and maintenance and all other costs directly related to the maintenance and operation of the data centre equipment; and
  Depreciation for the quarter of $9.6 million related to the Company's data centre equipment and right of use assets.

Revaluation of digital currencies:

  The Company recorded a gain of $1.7 million related to the quarterly revaluation of its portfolio of digital currencies.

Other items:

  Share based compensation expense of $1.5 million in relation to the options and restricted share units vested in the period;
  General and administrative expense of $2.1 million;
  Foreign exchange loss of $1.9 million;
  Unrealized gain on investments of $6.2 million;
  Change in fair value of derivative liability of $0.9 million;
  Change in fair value of escrow share liability of $0.1 million; and
  Finance expense of $0.9 million.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations September 30, 2022 Expressed in US Dollars unless otherwise indicated

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

During the six-month period ended September 30, 2021, the Company recorded net income before tax of $62.4 million (F2021 - $11.0 million).

Revenue:

  Revenue of $89.9 million from the mining of digital currencies, including 18,390 Ethereum and 882 Bitcoin; and
  Hosting revenue of $2.7 million earned from the hosting of ASIC miners for clients.

Operating expenses:

  Operating and maintenance costs were $13.8 million consisting of fees paid to suppliers including local electricity providers, as well as service provider Blockbase, and includes electricity, daily monitoring and maintenance and all other costs directly related to the maintenance and operation of the data centre equipment; and
  Depreciation for the quarter of $16.5 million related to the Company's data centre equipment and right of use assets.

Other items:

  Share based compensation expense of $3.8 million in relation to the options and restricted share units vested in the period;
  General and administrative expense of $3.8 million;
  Foreign exchange loss of $1.4 million;
  Unrealized gain on investments of $0.4 million;
  Change in fair value of derivative liability of $6.3 million;
  Change in fair value of escrow share liability of $0.9 million;
  Gain on sale of subsidiary of $3.2 million; and
  Finance expense of $1.8 million.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations September 30, 2022 Expressed in US Dollars unless otherwise indicated

SUMMARY OF QUARTERLY RESULTS

The following tables summarize the Company's financial information for the last eight quarters in accordance with IFRS:

				Restated
	Q2 2023	Q1 2023	Q4 2022	Q3 2022
	$	$	$	$
Revenue	29,596,579	44,178,526	49,783,515	68,844,789
Net income (loss)	(37,037,567)	(95,264,545)	(33,971,684)	51,192,586
Basic income (loss) per share	(0.45)	(1.16)	(0.44)	0.66
Diluted income (loss) per share	(0.45)	(1.16)	(0.44)	0.62

	Restated	Restated		Restated
	Q2 2022	Q1 2022	Q4 2021	Q3 2021
	$	$	$	$
Revenue	53,573,052	38,982,673	33,420,171	13,707,879
Net income (loss)	38,927,566	23,473,661	(1,823,163)	14,957,738
Basic income (loss) per share	0.51	0.31	(0.03)	0.22
Diluted income (loss) per share	0.49	0.30	(0.03)	0.21

LIQUIDITY AND CAPITAL RESOURCES

The Company commenced earning revenue from digital currency mining in mid-September 2017.  The Company is reliant on external financing to take advantage of growth opportunities while preserving its crypto currency assets.  The Company's ability to continue as a going concern is dependent on the Company's ability to efficiently mine and liquidate digital currencies.

As at September 30, 2022, the Company had a working capital balance of $65.0 million (March 31, 2022 - $174.1 million) and currently has sufficient cash to fund its current operating and administrative costs.

The net change in the Company's cash position as at September 30, 2022 as compared to March 31, 2022 was an increase of $2.8 million as a result of the following cash flows:

  Cash provided by operating activities of $33.4 million;
  Cash used in investing activities of $26.6 million related to the purchase of mining equipment, and deposits on mining equipment; and
  Cash used in financing activities of $3.7 million for lease and debt payments.

OUTSTANDING SHARE DATA

At September 30, 2022 and at the date of this report, the following securities were outstanding:

Total Outstanding as of:	September 30, 2022	Date of this report:	Exercise price range:
Shares outstanding	82,447,046	83,026,754
Restricted Share Units	1,479,780	1,383,446
Stock options	3,093,415	3,093,415	C$1.35 - C$25.35
Warrants	3,573,727	3,573,727	C$6.20 - C$30.00

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations September 30, 2022 Expressed in US Dollars unless otherwise indicated

RECONCILIATIONS OF NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company has presented certain non-IFRS measures in this document.  The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company.  These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Gross Mining Margin

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, it is helpful to investors to use the gross mining margin to evaluate the Company's performance and ability to generate cash flows and service debt.  The Gross mining margin is defined as revenue less direct cash costs, being operating and maintenance costs.  Accordingly, this measure does not have a standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides illustration of the calculation of the gross mining margin for the last five quarters:

Calculation of Gross Mining Margin:	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022

Revenue (1)	$29,596,579	$44,178,526	$49,783,515	$68,844,789	$53,573,052
Less:
Operating and maintenance costs:	(13,656,022)	(17,161,751)	(26,910,860)	(6,526,317)	(7,593,349)
Gross Mining Margin	$15,940,557	$27,016,775	$22,872,655	$62,318,472	$45,979,703

Gross Mining Margin %	54%	61%	46%	91%	86%

  (1) As presented on the statements of income (loss) and comprehensive income (loss).

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations September 30, 2022 Expressed in US Dollars unless otherwise indicated

EBITDA & Adjusted EBITDA

The Company uses EBITDA and Adjusted EBITDA as a metric that is useful for assessing its operating performance on a cash basis before the impact of non-cash items and acquisition related activities.

EBITDA is net income or loss from operations, as reported in profit and loss, before finance income and expense, tax and depreciation and amortization.

Adjusted EBITDA is EBITDA adjusted for removing other non-cash items, including share-based compensation, non-cash effect of the revaluation of digital currencies and one-time transactions.

The following table provides illustration of the calculation of EBITDA and Adjusted EBITDA for the last five quarters:

Calculation of EBITDA & Adjusted EBITDA:	Q2 F2023	Q1 F2023	Q4 F2022	Restated Q3 F2022	Restated Q2 F2022
Net (loss) income	(37,037,567)	(95,264,545)	(33,971,684)	51,192,586	38,927,566
Add the impact of the following:
Finance expense	938,697	989,514	736,835	1,338,151	888,075
Tax expense (recovery)	-	-	-	-	-
Depreciation	24,322,657	25,752,181	35,503,723	14,992,288	9,626,529
Unrealized gain (loss) on investments	-	-	-	-	-
Tax expense (recovery)	(131,000)	-	2,416,000	-	-
EBITDA	(11,907,213)	(68,522,850)	4,684,874	67,523,025	49,442,170
Revaluation of digital currencies	2,355,177	72,154,408	(1,082,011)	1,083,669	(1,702,190)
Revaluation of derivative liability	192,150	(4,371,195)	(3,812,361)	(590,837)	(914,392)
Change in fair value of escrow share liability	-	-	(404,489)	(40,193)	(86,764)
Loss (gain) on sale of subsidiary	-	-	-	-	-
Impairment of goodwill and intangibles	-	-	13,330,029	-	-
Impairment of miner equipment	26,236,544	6,336,558	-	-	-
Impairment of equipment deposits	-	4,678,000	-	-	-
Gain on sale of mining assets	(15,401)	-	(2,206,531)	-	-
Share-based compensation	1,947,912	953,362	1,279,573	1,672,614	1,478,637
Adjusted EBITDA	18,809,169	11,228,283	11,789,084	69,648,278	48,217,461

(1) As presented on the statements of income (loss) and comprehensive income (loss).

RELATED PARTY TRANSACTIONS

The Company had the following related party transactions not otherwise disclosed in these consolidated financial statements:

(a) As at September 30, 2022, the Company had $nil (March 31, 2022 - $22,275) due to directors for the reimbursement of expenses included in accounts payable and accrued liabilities.

(b) As at September 30, 2022, the Company had $47,145 (March 31, 2022 - $nil) due to a company controlled by a director of the Company included in accounts payable and accrued liabilities.  For the period ended September 30, 2022, the Company paid $177,968 (September 30, 2021 - $60,000) to this company for marketing services.

Key Management Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers.

For the period ended September 30, 2022, key management compensation includes salaries and wages paid to key management personnel and directors of $457,852 (September 30, 2021 - $271,786) and share-based payments of $1,232,980 (September 30, 2021 - $2,282,642).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company has prepared the consolidated financial statements in accordance with IFRS.  Significant accounting policies are described in Note 2 of the Company's financial statements as at and for the year ended March 31, 2022.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations September 30, 2022 Expressed in US Dollars unless otherwise indicated

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.

The Company's significant judgements are detailed in Note 3 to the condensed interim consolidated financial statements for the period ended September 30, 2022, and include: functional currency, classification of digital currencies as current assets, asset acquisitions, and revenue from digital currency mining.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company is exposed, in varying degrees, to a variety of financial related risks. The fair value of the Company's financial instruments, including cash, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to their short-term nature.  The type of risk exposure and the way in which such exposure is managed is provided in Note 21 to the condensed interim consolidated financial statements for the period ended September 30, 2022.

DIGITAL CURRENCY AND RISK MANAGEMENT

Digital currencies are measured using level two fair values, determined by taking the rate from quoted price from the exchanges which the Company most frequently uses, with no adjustment.

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions.  The profitability of the Company is directly related to the current and future market price of coins; in addition, the Company may not be able liquidate its inventory of digital currency at its desired price if required.  A decline in the market prices for coins could negatively impact the Company's future operations.  The Company has not hedged the conversion of any of its coin sales or future mining of digital currencies.

Digital currencies have a limited history and their fair value historically has been very volatile.  Historical performance of digital currencies is not indicative of their future price performance.  The Company's digital currencies currently consist of Bitcoin, Ethereum, and Ethereum Classic.  The table below shows the impact for every 5% variance in the price of each of these digital currencies on the Company's earnings before tax, based on their closing prices at September 30, 2022.

Impact of 5% variance in price
Bitcoin	$3,215,285
Ethereum	23,413
Ethereum Classic	7,826

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations September 30, 2022 Expressed in US Dollars unless otherwise indicated

RISKS AND UNCERTAINTIES

The Company faces several risks that are related to both the general cryptocurrency business as well as the Company's business model.  The risk factors described below summarize and supplement the risk factors contained in the Company's continuous disclosure filings including its annual information form for the year ended March 31, 2022, and this MD&A, all of which are available on SEDAR at www.sedar.com and on the SEC's EDGAR system at www.SEC.gov/EDGAR, and should be read in conjunction with the more detailed risk factors outlined therein.

The Company is exposed to risk related to the volatility/momentum pricing of any underlying digital currency mined by the Company and held in inventory.  Wide fluctuations in price, speculation, negative media coverage (highlighting for example, regulatory actions and lawsuits against industry participants) and downward pricing may adversely affect investor confidence, and ultimately, the value of the Company's digital currency inventory which may have a material adverse affect on the Company, including an adverse effect on the Company's profitability from current operations.  The Company currently holds Bitcoin.  Other coins that we mine using our GPU-based systems yield mining rewards in those crypto currencies, however, those coins are regularly exchanged for Bitcoin.  As a result, the Company is more exposed to volatility in the Bitcoin market as well as the market of other smaller Proof-of-Work mineable digital assets.

The Company may also be exposed to volatility in the cryptocurrency industry generally, including in sectors of the crypto industry that do not directly apply to the Company's mining business but that are integral to the cryptocurrency industry as a whole.  Negative developments in any aspect of the crypto industry, including trading platforms, individual coins and exposure of scams, appear to affect the market perception of the industry as a whole.  As a result, the value of our stock and our Bitcoin assets may be subject to greater volatility stemming from industry developments not directly related to our mining business.

The Company is also at risk due to the volatility of network hashrates (and lag between network hashrate and underlying cryptocurrency pricing), which may have an adverse effect on the Company's costs of mining.

The Company is also at risk due to volatility in energy (electricity) pricing, a key factor in the Company's profitability of its mining operations, which is subject to, among other things, government regulation and natural occurrences (including weather) which affect pricing.  The availability and pricing of energy may be negatively affected by governmental or regulatory changes in energy policies in the countries and Provinces where we operate. In addition, the Company is exposed to being negatively impacted by changes in tax policy, such as, but not limited to, being precluded from claiming back input taxes or other specific taxes imposed on cryptocurrency mining, as well as risks of losing any existing energy rebates or tax rebates across all jurisdictions.

As a measure of security against hackers, the Company holds it digital currencies in cold storage solutions not connected to the internet.  The Company may not be able to access or liquidate its digital currency inventory at economic values, or, if one or more such storage solutions failed or was compromised, at all.  In addition, due to the newness of the cryptocurrency industry and the regulatory environment in which conventional financial service providers operate, the Company may have restricted access to services available to more mainstream businesses (for example, banking services).  The general acceptance and use of digital currencies may never gain widespread or significant acceptance in the broader financial services industry, which may materially adversely affect the value of the Company's digital currency inventory and long-term prospects.

The Company was negatively impacted by the shift in the Ethereum blockchain on September 15, 2022 (commonly referred to as the "Merge") from a "proof-of-work" mining protocol to a "proof-of-stake" blockchain.  Since that date, the Company has ceased mining Ethereum and has liquidated its Ethereum holdings.  While it appears unlikely that the Bitcoin blockchain, which is central to our business, could be modified in a fashion similar to the Merge, there is no assurance that subsequent technology or innovations will not negatively affect the Bitcoin blockchain or the profitability of mining Bitcoin.

The Company also faces risk relating to the impact of the timing and exchange rate fluctuations resulting from the remittance and receipt back of value added taxes where applicable, as well as risks related to the imposition and quantum of value added taxes in jurisdictions where the Company operates.  Due to the newness of the industry, there exists the possibility that the tax treatment of digital currencies becomes less favourable, which could have a material adverse effect on the Company.

The Company may be required to sell its digital currency inventory (principally Bitcoin) in order to pay for its ongoing expenses.  In particular, such expenses could include contractual obligations for equipment purchases and the cost of maintaining the Company's facilities.  Such sales of our crypto currency assets may not be available at economic values.  The sale of our digital currency assets to pay expenses may reduce the attractiveness of the Company as an investment, which would negatively impact our share price.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations September 30, 2022 Expressed in US Dollars unless otherwise indicated

Given the novelty of digital currency mining and associated businesses, insurance covering crypto assets is generally not available, or uneconomical for the Company to obtain.  As a result, we may have inadequate insurance coverage.  While the Company takes measures to mitigate against losses of physical equipment, facility damage and mined digital currency held in inventory, our insurance may be inadequate to cover such losses, especially the loss of digital currency.  In particular, we may be unduly exposed to loss as a result of cybercrime (hacking).

In terms of regulatory risks, governments may take action in the future that prohibit or restrict the right to acquire, own, hold, sell, use, mine or trade digital currencies or exchange digital currencies for fiat currency.  Such restrictions, while impossible to predict, could result in the Company liquidating its digital currencies inventory at unfavorable prices or constricting its mining operations or even relocating its operations to friendlier jurisdictions which may entail additional security risks. .  The Company may liquidate a portion of its digital currency inventory, partially, to mitigate the aforementioned risk.

The Company also has risks associated with the continually evolving tax and regulatory environments in the countries where we operate, as described more fully under the heading "Industry subject to evolving regulatory and tax landscape" in the Outlook section above.  Any final decisions by tax or regulatory agencies with jurisdiction over the Company may have a material adverse impact on the Company's financial position and operations.

Some jurisdictions have taken steps to limit or disallow entirely the use of fossil fuels to generate energy for crypto currency mining.  Some jurisdictions have indicated that in the event their electrical grids are over-taxed by demand for electricity, allocation of power to crypto currency mining would be one of the first allocations to be curtailed or eliminated during periods of high demand.  While the Company's facilities are located in jurisdictions that have historically been friendly to crypto mining, there is no assurance that such policies will continue and the Company notes an increased perception of anti-crypto and anti-crypto mining sentiment across all jurisdictions. In particular, the political environment may be subject to change as aging electrical grids are called upon to carry more electricity to meet seasonal demands and evolving demands related to the growth in electric vehicles, among other factors.

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices.  Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies.  For example, during the past three years, several cryptocurrency exchanges have been closed due to fraud, business failure or security breaches.  For instance, in early 2019, the QuadrigaCX trading platform ("Quadriga") ceased operations, which the Ontario Securities Commission attributed largely to fraudulent activity of its co-founder and CEO, Gerald Cotton.  Quadriga subsequently filed for creditor protection.  Clients of Quadriga were owed approximately an aggregate of $215 million and only approximately $46 million was recovered to pay such clients.  In November 2022, it was reported that the FTX Group cryptocurrency exchange, one of the largest cryptocurrency exchanges in the world, filed for voluntary Chapter 11 bankruptcy proceedings in the United States, following reports published just days earlier that FTX was facing liquidity challenges. In many of these instances, the customers of the closed exchanges are not compensated or made whole for the partial or complete losses of their account balances.  While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and "malware" (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information, or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

The Company cautions that current global uncertainty with respect to the spread of the COVID-19 virus and its effect on the broader global economy may have a significant negative effect on the Company. In particular, as a result of the uncertainty surrounding the impact of COVID-19 on global supply chains, including increased shipping costs and delays in obtaining equipment from China, the Company faces risks that the Company's program to update and expand the Company's ASIC equipment will not be completed and delivered as currently anticipated, which may cause material adverse effects on the Company's operations and results. Further, while the precise impact of the COVID-19 virus on the Company remains unknown, rapid spread of the COVID-19 virus may have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations September 30, 2022 Expressed in US Dollars unless otherwise indicated

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Management Discussion and Analysis contains certain "forward-looking information" within the meaning of Canadian and United States securities legislation.  Forward-looking information is based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Forward-looking information in this Management Discussion and Analysis includes information about the Company's use and profitability of the Company's computing power; plans for growth and scaling up strategies; the Company's strategic partnerships expected enhancements in the efficiency of the Company's ASIC mining operations; the Company's strategy to acquire, develop and operate data centres and potential growth of the Company's computing capacity; including timing thereof; expected electrical and mining capacity; the Company's plans to manage its data centres and trading operations from Bermuda; the value of the Company's digital currency inventory; the business goals and objectives of the Company, and other forward-looking information including but not limited to information concerning the intentions, plans and future actions of the Company.

The forward-looking information in this Management Discussion and Analysis reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company.  In connection with the forward-looking information contained in this Management Discussion and Analysis, the Company has made assumptions about the expected delivery time for ASIC equipment; historical prices of digital currencies and the ability of the Company to mine digital currencies in an environment consistent with historical prices; and that there will be no regulation or law that will prevent the Company from operating its business as it currently is operated.  The Company has also assumed that no significant events occur outside of the Company's normal course of business.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

This Management Discussion and Analysis also contains a "financial outlook" in the form of gross mining margins, which are intended to provide additional information only and may not be an appropriate or accurate predictions of future performance and should not be used as such.  The gross mining margins disclosed in this Management Discussion and Analysis are based upon management's best estimates but are inherently speculative and there is no guarantee that such assumptions and estimates will prove to be correct.

Risk factors that could cause future results to differ materially from those anticipated in these forward-looking statements and financial outlook are described in the Risk Factors contained in this Management Discussion and Analysis, and the Risk Factors contained the Company's various filings on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/EDGAR).  Readers are cautioned not to place undue reliance on forward-looking information or financial outlook, which speak only as of the date hereof or thereof.  We undertake no obligation to publicly release the results of any revisions to forward-looking information or financial outlook that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events except as required by law.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with National Instrument ("NI") 52-109 (Certification of Disclosure in Issuer's Annual and Interim Filings) adopted in December 2008 by each of the securities commissions across Canada, the Chief Executive Officer and Chief Financial Officer of the Company will file a Full Certificate in accordance with Form 52-109F1 with respect to the financial information contained in the unaudited condensed interim financial statements and the audited annual financial statements and respective accompanying Management's Discussion and Analysis.

HIVE Blockchain Technologies Ltd. Management's Discussion and Analysis of Financial Condition and Results of Operations September 30, 2022 Expressed in US Dollars unless otherwise indicated

Evaluation of Disclosure Controls and Procedures

No changes were made in the Company' design of internal controls over financial reporting during the quarter ended September 30, 2022, that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting except as follows.  The Company has hired an additional member to its internal accounting department during this quarter, making two new members hired in the last 8 months.

Inherent Limitations of the Effectiveness of Internal Control

Due to inherent limitations in all controls systems, a control system can provide only reasonable, not absolute, assurance that the objective of the control system is met and may not prevent or detect misstatements or instances of fraud. Management's estimates may be incorrect, or assumptions about future events may be incorrect, resulting in varying results. Additionally, controls may be circumvented by the unauthorized acts of individuals, by collusion of two or more people or by Management override.

Additional information relating to the Company is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/EDGAR.

FURTHER INFORMATION

Additional information relating to the Company, including filings that the Company has made and may make in the future with applicable securities authorities, may be found on or through SEDAR at www.sedar.com, EDGAR at www.sec.gov/EDGAR or the Company's website at www.hiveblockchain.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Company's securities and securities authorized for issuance under equity compensation plans, is also contained in the Company's most recent management information circular for the most recent annual meeting of Shareholders of the Company. In addition to press releases, securities filings and public conference calls and webcasts, the Company intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following the Company's press releases, securities filings, and public conference calls and webcasts. This list may be updated from time to time.

SUBSEQUENT EVENTS

Subsequent to the period ended September 30, 2022, the Company issued 483,375 common shares (the " ATM Shares") pursuant to the 2022 ATM Equity Program for gross proceeds of $1,667,058 (CAD $2,176,493).  The ATM Shares were sold at prevailing market prices, for an average price per ATM Share of C$3.45.  Pursuant to the 2022 Equity Distribution Agreement, a cash commission of $50,050 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the 2022 Equity Distribution Agreement.

Subsequent to the period ended September 30, 2022 the Company issued 96,334 common shares upon exercise of restricted share units.